Exhibit 99.1

GDEV Shares Recent Sustainability Achievements

September 26, 2024 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”), has released its 2023 Sustainability Report, highlighting the Company’s continued contribution to the communities we serve and the Company’s sustainability achievements towards generating a positive impact from gaming for all our stakeholders.

GDEV is committed to environmental stewardship, corporate social responsibility, and robust corporate governance. The report introduces updates to the GDEV Sustainability Strategy, including the Games for Good Philosophy and policies on supporting local communities where we operate.

Andrey Fadeev, Founder and CEO of GDEV, commented, “It is personally gratifying to me that our games not only entertain but also contribute to meaningful positive outcomes. From engaging players in eco-friendly practices to raising awareness on crucial social issues, we are transforming gaming into a powerful force for good. Who knew making a difference could be so much fun?”

Natasha Braginsky Mounier, Chairperson of the Board of Directors, added, “This report reflects our deep belief in the long term value of sustainable business practices. We demonstrate this through ongoing innovative and educational initiatives, engaging our workforce and the local communities. We are pleased with the progress we’ve made and will continue to seek effective solutions for the challenges of our times.”

GDEV’s 2023 Sustainability Report can be found in our Sustainability section on the company's website: www.gdev.inc/sustainability.

ABOUT GDEV

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated over 550 million installs and $2.5 bln of bookings worldwide. For more information, please visit www.gdev.inc

CONTACTS:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

investor@gdev.inc

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2023 Annual Report on Form 20-F, filed by the Company on April 29, 2024, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.